UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts operating the second module of the Natural Gas Processing Unit (UPGN) in Rio de Janeiro

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Rio de Janeiro, May 5, 2025 – Petróleo Brasileiro S.A. – Petrobras, following up on the communication of November 11, 2024, informs that the second module of the Natural Gas Processing Unit (UPGN) of the Boaventura Energy Complex, located in Itaboraí (RJ), went into commercial operation. Added to the first module, inaugurated last year, the unit's total processing capacity reaches 21 million m³/day.

The UPGN is part of Petrobras' Route 3 Integrated Project, through which natural gas from pre-salt fields in the Santos Basin is transported. This is a rich gas which, after processing, generates three products for the market: Natural Gas (NG); Liquefied Petroleum Gas (LPG or cooking gas); and C5+ (a raw material in the petrochemical industry and fuel production).

Since November 2024, Petrobras has been commercially operating the UPGN of the Boaventura Energy Complex, contributing to increasing the supply of natural gas to the domestic market and reducing dependence on imports.

Boaventura Energy Complex

In addition to the natural gas pipeline and the UPGN, Petrobras is working on projects in the Complex, such as two gas-fired thermoelectric plants to take part in the auctions planned by the electricity sector and plans to build other refining units to produce fuels and lubricants.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer